Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods indicated, the Company’s ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	For The Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Ratio of Consolidated Earnings to Fixed Charges (1)	1.4	1.5	1.5	1.6	1.5	1.3
Ratio of Consolidated Earnings to Fixed Charges
Before Interest Credited on Investment Products(2)	6.9	20.1	38.5	46.4	83.4	49.1

(1)

Protective Life calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP). The formual for this ratio is: (BT+I+IP)(I+IP). Protective Life continues to sell investment products that credit interest to the contractholder. Investment products includeproducts such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies. The inclusion of on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contractholders more than offsets the effect of the increase in earnings.

(2)

Protective Life calculates the ratio of “Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income from continuing operations before income tax (BT) and interest expense (I) by interest expense (I). The formula for this calculation,therefore, would be: (BT+I)/I.

COMPUTATION OF CONSOLIDATED EARNINGS RATIOS

	For The Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings to Fixed Charges
Income from Continuing Operations before Income Tax	$395,956	$419,748	$361,215	$371,163	$349,972
Add Interest Expense	66,707	22,012	9,632	8,167	4,249
Add Interest Credited on Investment Products	1,010,944	891,627	726,301	649,216	647,695
Earnings before Interest, Interest Credited on Investment Products and Taxes	$1,473,607	$1,333,387	$1,097,148	$1,028,546	$1,001,916
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.4	1.5	1.5	1.6	1.5
Computation of Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products
Income from Continuing Operations before Income Tax	$395,956	$419,748	$361,215	$371,163	$349,972
Add Interest Expense	66,707	22,012	9,632	8,167	4,249
Earnings before Interest and Taxes	$462,663	$441,760	$370,847	$379,330	$354,221
Earnings before Interest and Taxes Divided by Interest Expense	6.9	20.1	38.5	46.4	83.4